FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Press release regarding Gassi Touil arbitration proceeding.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 913 142 821 www.repsol.com

Madrid, November 27th 2009

Number of pages: 1

THE GASSI TOUIL ARBITRATION PROCEEDING IS

RESOLVED WITHOUT COMPENSATION FOR ANY PARTY

•	The award of the arbitration tribunal ends the dispute between Repsol-Gas Natural and Sonatrach.

The arbitration award announced today resolved the dispute between Repsol-Gas Natural and Sonatrach over the termination of the agreement for the Gassi Touil project which had been awarded in 2004.

The arbitration tribunal has declared the agreement terminated in accordance with its terms, without either party having to compensate the other because of such termination.

The award also orders Sonatrach to buy the Spanish companies’ share in the joint venture in charge of the project’s liquefaction process for a price similar to the consortium’s current liquid assets.

The award does not include reimbursements for investments made by Repsol and Gas Natural in this project. Repsol will write off the relevant assets from its financial statements, with a net impact for the Group of approximately 105 million euros.

The outcome of this award will not have a significant impact on the company’s results.

This dispute began in July 2007 and its resolution does not affect the ordinary course of business of Repsol and Gas Natural in Algeria.

Nevertheless, both companies are studying the content of the arbitration award to determine if any other action related to this process is necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 27th, 2009	By:	/S/ MARÍA VICTORIA ZINGONI
	Name:	María Victoria Zingoni
	Title:	Director of Investors Relations